NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

Amazon.com, Inc.

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Text of May 10, 2021, email communication sent by Kyle Seeley, Corporate Governance and ESG Investment Officer, New York State Common Retirement Fund

Amazon.com, Inc.

VOTE FOR PROPOSAL NINE

Shareholder Proposal Requesting a

Civil Rights, Equity, Diversity and Inclusion Audit

Filed by the New York State Common Retirement Fund

Annual Meeting: May 26, 2021

The New York State Common Retirement Fund urges Amazon.com, Inc., shareholders to vote “FOR” Proposal NINE on the proxy, Shareholder Proposal Requesting a Civil Rights, Equity, Diversity and Inclusion Audit.

The New York State Common Retirement Fund is also encouraging investors to vote “AGAINST” nominees of Amazon’s Nominating and Corporate Governance Committee due to a lack of racial diversity on its Board of Directors.

Support “FOR” Proposal NINE Is Warranted Because:

Amazon faces numerous controversies, some significant, that pose various risks and raise questions related to the company’s overall strategy and the company’s alignment with its public statements.

•	In May 2020, Amazon tweeted its solidarity with the fight against systemic racism.[1] Additionally, Amazon has adopted company “Policy Positions” that address “Diversity, equity, and inclusion” and “Equity for Black people.”[2] However, Amazon’s actions have been criticized as inconsistent with those pledges, and the pattern and magnitude of controversies repeatedly facing Amazon demonstrate the need for a more in-depth review.

•	As outlined in the proposal, Amazon faces numerous controversies related to workforce diversity, treatment of minority workers, environmental justice in communities of color, surveillance and civil rights.

•	Since the filing of the proposal, Amazon has faced allegations of racial bias in its hiring practices, and controversies stemming from police departments’ use of Amazon Ring footage to identify protesters with home surveillance cameras. Additionally, following a high-profile union election at a facility located in a majority-Black city, a labor union filed a complaint alleging that Amazon used anti-union-organizing practices such as retaliating against pro-union employees and threatening widespread layoffs if employees voted for the union.[3]

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1 https://twitter.com/amazon/status/1267140211861073927

2 https://www.aboutamazon.com/about-us/our-positions

3 https://www.vox.com/recode/2021/2/26/22297554/amazon-race-black-diversity-inclusion; https://www.washingtonpost.com/technology/2021/03/01/amazon-race-discrimination-lawsuit/;

https://www.theverge.com/2021/2/17/22287287/los-angeles-police-department-ring-anti-racism-protest-video-surveillance-request; https://www.brookings.edu/blog/the-avenue/2021/03/16/the-amazon-union-battle-in-bessemer-is-about-dignity-racial-justice-and-the-future-of-the-american-worker/; https://www.cnbc.com/2021/04/19/amazon-prevented-free-and-fair-election-in-alabama-union-alleges.html

•	Amazon has faced continuing internal pressure from its employees to match action to rhetoric. In a New York Times article headlined “Amazon Workers Urge Bezos to Match His Words on Race with Actions,” employees alleged that a “systemic pattern of racial bias” permeates the Company.[4]

•	Additionally, we have recently seen Amazon take actions that are contrary to its stated corporate policies and public statements. Amazon has stated in its Global Human Rights Principles that “[W]e respect freedom of association and our employees’ right to join, form, or not to join a labor union or other lawful organization of their own selection, without fear of reprisal, intimidation, or harassment” and that it supports widely accepted international standards recognize the fundamental right of workers to exercise their right to organize and for companies to not interfere with an employee’s decision to associate. In contrast, following a high-profile union election at its Bessemer, Alabama facility, a labor union filed a complaint alleging that Amazon actively interfered with and discouraged workers’ efforts to exercise their freedom of association.[5]

While Amazon has made commitments related to addressing racial equity, investors are left in the dark regarding the effectiveness of these commitments. Amazon’s current efforts are not adequate and require an independent audit.

•	Companies, and in particular Amazon, face risks related to their corporate policies, practices, products, or services being or perceived to be discriminatory, racist, or increasing inequalities.

•	There is no evidence that Amazon is assessing the potential or actual negative impacts of its policies, practices, products, and services from a racial equity lens. Internal reviews have the potential to reinforce current structural impediments, and unconscious or implicit biases. Which is why it’s necessary for an independent assessment led by auditors who are experienced in rooting out biases and discrimination.

•	Amazon states it’s conducting a “Human Rights Saliency Assessment,” however, this would only serve as a means to prioritize the company’s most severe negative impacts on human rights. It should already be clear to Amazon that issues related to racial equity, diversity, and inclusion are highly salient and may cause a “high degree of business risk” as stated in the UN Guiding Principles Reporting Framework. This assessment would not get to the core issues surrounding how Amazon is implementing its racial equity, diversity and inclusion strategy, assessing effectiveness, ensuring sufficient oversight mechanisms, and addressing potential structural impediments, unconscious or implicit biases.

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4 https://www.nytimes.com/2020/06/24/technology/amazon-racial-inequality.html

5 https://www.washingtonpost.com/technology/2021/02/02/amazon-union-warehouse-workers/; https://www.cnbc.com/2021/04/19/amazon-prevented-free-and-fair-election-in-alabama-union-alleges.html

•	Human rights reporting is not the same as a racial equity audit and companies like Starbucks, which completed similar human rights reporting, still faced reputational risks and controversies related to their failure to address issues related to discrimination, equity, diversity, and inclusion.

•	In Amazon’s opposition statement, the company lists various commitments, initiatives, and efforts to address issues related to the proposal. The opposition statement, however, fails to address the effectiveness of these commitments or explain how Amazon is conducting ongoing reviews of these commitments. Amazon fails to address issues related to how it’s implementing its strategy, assessing effectiveness, ensuring sufficient oversight mechanisms, and how it plans to report to shareholders and stakeholders.

•	For example, Amazon’s announcement related to setting goals for increasing diversity in senior roles is in the best interest of the company and its shareholders.[6] However, if Amazon does not address the potential structural impediments to hiring diverse talent that has resulted in various controversies, the goals will be ineffective and could perpetuate racial inequities.[7]

•	A racial equity audit would follow the model of other large companies, where such reviews have already been conducted, including Facebook, Starbucks, and Airbnb.[8] And recently, BlackRock and Morgan Stanley announced they would be conducting such an audit.[9]

Votes “AGAINST” Director Nominees of Amazon’s Nominating and Corporate Governance Committee Are Warranted Because:

•	Companies succeed when their workforces, and boards of directors, reflect the diversity of America and when they develop a corporate culture that embraces equity and inclusion. Many investors have long regarded board diversity as a critical measure of sound corporate governance, as research has shown the ability to draw on a wide range of perspectives and experience supports sustained success in the global marketplace.

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6 https://www.forbes.com/sites/palashghosh/2021/04/14/amazon-vows-to-increase-numbers-of-black-and-women-employees-in-senior-roles-as-it-faces-discrimination-suits/

?sh=318bd775e484

7 https://www.vox.com/recode/2021/2/26/22297554/amazon-race-black-diversity-inclusion

8 https://about.fb.com/wp-content/uploads/2020/07/Civil-Rights-Audit-Final-Report.pdf; https://stories.starbucks.com/press/2019/starbucks-overview-of-the-covington-assessment-on-civil-rights-equity-diversity-and-inclusion/; https://news.airbnb.com/wp-content/uploads/sites/4/2020/07/Airbnb_Work-to-Fight-Discrimination_0331.pdf

9 https://www.bloomberg.com/news/articles/2021-04-05/blackrock-breaks-ranks-with-wall-street-in-performing-race-audit?sref=cYdQRSp4

•	We believe all public companies should have at least two directors identifying as an underrepresented minority on their board (as defined by federal Equal Employment Opportunity Commission, this includes one or more of the following: Black or African American, Hispanic or Latino, Asian, Native American or Alaska Native, Native Hawaiian or Pacific Islander, or Two or More Races or Ethnicities).

•	As Amazon’s proxy states, only one of its ten director nominees is from an underrepresented racial/ethnic group. We believe it’s vital to Amazon’s long-term success to further diversify its board of directors, including, but not limited to, adding directors that identify as Black or African American.

•	Until then, the New York State Common Retirement Fund encourages investors to vote “AGAINST” director nominees Jamie Gorelick, Jonathan Rubinstein, and Patricia Stonesifer due to a lack of racial diversity on Amazon’s Board of Directors.

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For questions, please contact Kyle Seeley, Corporate Governance Officer, New York State Common Retirement Fund, kseeley@osc.ny.gov.

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This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.